FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	October 6, 2010
OTCQX – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Another New Record for Silver Production; 1,823,370 oz Silver Produced in Q3

Highlights

  Silver production increases by 18% from previous quarter to a quarterly record of 1,823,370 ounces
  Total equivalent silver production equalled 1,920,498 ounces for the quarter
  Total silver production amounted to 95% of total equivalent silver production
  Total processed ore in the quarter increased by 7% from previous quarter to a record 434,221 tonnes

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that production in the third quarter ending September 30, 2010 increased to a new Company record of 1,920,498 equivalent ounces of silver representing a 16% increase over the previous quarter and a 76% increase over the third quarter of 2009.

The total equivalent silver production for the quarter consisted of: 1,823,370 ounces of silver, representing an 18% increase from the previous quarter; 1,248,086 pounds of lead representing a 16% decrease from the previous quarter; and 377 ounces of gold representing a decrease of 36% compared to the previous quarter. Total silver production compared to the third quarter of 2009 increased by 95%.

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to a new record of 434,221 tonnes milled in the quarter representing a 7% increase over the previous quarter.

Production Details Table:

	Quarter Ended September 30, 2010	Quarter Ended June 30, 2010	% Change +/-
Total silver ounces produced	1,823,370	1,538,798	18%
Total equivalent silver ounces produced	1,920,498	1,656,165	16%
Total ore processed/tonnes milled	434,221	404,350	7%
Total pounds of lead produced	1,248,086	1,494,548	-16%
Total gold ounces produced	377	593	-36%

Other Developments

The Company’s underground development in the third quarter consisted of 6,207 metres, compared to 5,063 metres completed in the previous quarter. Diamond drilling activity in the quarter consisted of 7,819 metres compared with 3,090 metres completed in the previous quarter. The expanded drilling program consisted of definition drilling to assist in mining activity and resource upgrading and exploration at the Company’s three mines.

Now that the La Encantada mill expansion has effectively achieved full capacity, the Company’s focus for the next 15 months will be: 1) expanding the Company’s La Parrilla operation, 2) concluding a final decision on size and timing of a new mill construction at the Company’s Del Toro Silver Mine, and 3) expanding the NI 43-101 compliant Reserves / Resources at each of the Company’s five projects (La Encantada Silver Mine, La Parrilla Silver Mine, San Martin Silver Mine, Del Toro Silver Mine and the Real de Catorce Silver Project).

At the La Encantada Silver Mine:

  The new 3,500 tpd cyanidation mill achieved full production during the quarter. Average throughput reached 3,477 tpd for a total of 295,328 tonnes (dry metric tonnes) compared to 2,908 tpd for the second quarter. Full capacity is based on a 330 day work year (85 days for the third quarter) which equates to 297,500 tonnes which confirms the mill is running at 99% of capacity.

  Cost efficiencies are expected to improve compared to the second quarter as throughput has reached capacity in the third quarter.

  In July, the main access to the mine from Muzquiz, Coahuila, was interrupted by Hurricane Alex. With cooperation with other mining companies in the area, efforts were combined to re-open roads. The interruption was short lived with minimal delays in transportation of supplies. Further work is underway to improve the local infrastructure to prevent future interruptions.

  Now that the throughput in the mill has reached capacity, the focus in the fourth quarter will be to refine operations in the areas of recoveries, smelting and other areas which are expected to improve costs and efficiencies going forward.

At the La Parrilla Silver Mine:

  Further to the July 8, 2010 news release discussing the plan to expand the La Parrilla operation; final engineering design and planning is expected to be completed in the fourth quarter. Permitting is expected in the first quarter of 2011, with groundbreaking commencing immediately afterwards. The current plan is to expand this operation to 1,600 tpd from its current capacity of 850 tpd, effectively doubling production from current levels by the end of 2011. Once final plans are completed, the Company will announce further details.

  During the quarter the Company acquired, through staking, an additional 16,630 hectares of land which created a contiguous land block of 69,867 hectares surrounding the La Parrilla mining operations. Several large geological anomalies are now contained within First Majestic’s land holdings. Geophysical regional exploration and mapping is currently being carried out in order to define a broad diamond drill program scheduled for 2011.

At the San Martin Mine:

  The 2010 surface diamond drilling exploration program commenced in the second quarter. The La Esperanza vein, which runs parallel to the main Zuloaga vein, was discovered and sampled in mid 2009. The sampling returned high anomalous values of silver on surface resulting in this discovery becoming a high priority target. To date, seven holes with 2,757 metres have been completed with good results. Grades ranging from 100 g/t to greater than one kilo (1,000 g/t) have been intersected. The drilling program will continue during the fourth quarter and will be evaluated for continuation into 2011.

At the Del Toro Silver Mine:

  Development was reinitiated during the month of September 2010. The current 1,000 metre ramp development is planned to contact the third ore body at a depth of approximately 300 metres (see news release dated October 28, 2008). The objective is to collect a bulk sample of approximately 5,000 tonnes and running this sample through the La Parrilla mill for metallurgical test work. This testing will allow the fine tuning and design of the final flow chart for a new flotation plant anticipated to commence construction in 2011. Bulk sampling and development will also determine the most optimal mine exploitation method. As indicated in previous news releases all permits for the construction of a new plant at Del Toro have been approved.

Mr. Keith Neumeyer, President and CEO stated: “First Majestic’s operations are exceeding budgeted levels. This is a real testament to the efforts of our management and staff at all levels of our business. It’s nice to see First Majestic shine as it continues to break new records.”

Ramon Davila, Ing., M.Sc., Chief Operating Officer for First Majestic, is the Qualified Person pursuant to NI 43-101 who reviewed this news release and oversees the mining operations.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.